Filed by Validus Holdings, Ltd. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange of 1934, as amended
Subject Company: IPC Holdings, Ltd.
(Commission File No.: 000-27662)
Pro Forma Book Value Analysis April 5, 2009

Cautionary Note Regarding Forward-Looking Statements This presentation may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following: 1) uncertainty as to whether IPC will enter into and consummate the proposed amalgamation on the terms set forth in our offer letter; 2) unpredictability and severity of catastrophic events; 3) rating agency actions; 4) adequacy of our risk management and loss limitation methods; 5) cyclicality of demand and pricing in the insurance and reinsurance markets; 6) our limited operating history; 7) our ability to successfully implement our business strategy during “soft” as well as “hard” markets; 8) adequacy of our loss reserves; 9) continued availability of capital and financing; 10) retention of key personnel; 11) competition; 12) potential loss of business from one or more major insurance or reinsurance brokers; 13) our ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 14) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 15) the integration of Talbot or other businesses we may acquire or new business ventures we may start; 16) the effect on our investment portfolio of changing financial market conditions including inflation, interest rates, liquidity and other factors; 17) acts of terrorism or outbreak of war; and 18) availability of reinsurance and retrocessional coverage, as well as management’s response to any of the aforementioned factors. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein or elsewhere, including the Risk Factors included in our most recent reports on Form 10-K and Form 10-Q and other documents on file with the Securities and Exchange Commission. Any forward-looking statements made in this release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. All forward-looking statements contained herein speak only as of the date of this presentation and we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. This presentation also contains unaudited proforma consolidated financial data intended to provide information about a potential amalgamation with IPC Holdings, Ltd. The unaudited proforma consolidated financial data does not necessarily reflect the financial position or results of operations that would have actually resulted had the amalgamation occurred as of the dates indicated, nor should they be taken as necessarily indicative of the future financial position or results of operati ons of the Company. Additional Information about the Proposed Transaction and Where to Find It: This material relates to a proposed business combination transaction between Validus and IPC which may become the subject of a registration statement and proxy statement filed by Validus with the SEC. This material is not a substitute for the registration statement and proxy statement that Validus would file with the SEC or any other documents which Validus may send to its or IPC’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) Participants in the Solicitation: Validus and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Validus shareholders in connection with the proposed transaction. Information about Validus’s directors and executive officers is available in Validus’s proxy statement, dated March 25, 2009 for its 2009 annual general meeting of shareholders. 1

Book Value Per Share Analysis Figures Presented By Max (1) Correct Pro Forma Numbers (2) Diluted Tangible Book Value Per IPC Share Diluted Tangible Book Value Per IPC Share $40.00 $40.00 $33.83 $32.66 $28.93 $30.00 $26.19 $30.00 $20.00 $20.00 $10.00 $10.00 $0.00 $0.00 Max Validus Max Validus Diluted Book Value Per IPC Share Diluted Book Value Per IPC Share $40.00 $40.00 $34.93 $33.07 $30.05 $28.35 $30.00 $30.00 $20.00 $20.00 $10.00 $10.00 $0.00 $0.00 Max Validus Max Validus Max’s Figures Are Incorrect (1) Max presentation from April 2, 2009 2 (2) Back-up on page 3-5 of presentation

Pro forma BVPS for IPCR – Validus Transaction

($ in 000s, actual shares)	VR	IPCR	IPCR Share Translation @ 1.2037x	Termination Fee [12]	Pro Forma	IPCR Share Translation @ 1.2037x	IPCR Pro Rata Value
Shares Outstanding							
Basic Shares	75,624,697 [1]	55,943,297 [9]	67,338,947		142,963,644		
Warrants	8,680,149 [1]	-	-		8,680,149		
Stock options	2,799,938 [1]	526,000 [10]	633,146		3,433,084		
Unvested restricted shares	2,986,619 [1]	493,415 [10]	593,924		3,580,543		
Diluted shares outstanding [2]	90,091,403	56,962,712	68,566,016		158,657,419		
Book Value per Share							
Total shareholders' equity	$ 1,938,734 [1]	$ 1,850,947 [11]		$ (50,000)	$ 3,739,681		
Book value per share [3]	**$ 25.64**	**$ 33.09**			**$ 26.16**	**1.2037x**	**$ 31.49**
Diluted Book Value per Share							
Total shareholders' equity	$ 1,938,734 [1]	$ 1,850,947 [11]		$ (50,000)	$ 3,739,681		
Proceeds from exercise of							
Warrants [4]	152,316				152,316		
Stock options [4]	51,043	18,047			69,090		
Adjusted book value	$ 2,142,093	$ 1,868,994			$ 3,961,087		
Diluted book value per share [5]	**$ 23.78**	**$ 32.81**			**$ 24.97**	**1.2037x**	**$ 30.05**
Tangible Book Value per Share							
Total shareholders' equity	$ 1,938,734 [1]	$ 1,850,947 [11]		$ (50,000)	$ 3,739,681		
Goodwill and other intangible assets	(147,610) [6]	-			(147,610)		
Total tangible shareholders' equity	1,791,124	1,850,947			3,592,071		
Tangible book value per share [7]	**$ 23.68**	**$ 33.09**			**$ 25.13**	**1.2037x**	**$ 30.24**
Diluted Tangible Book Value per Share							
Adjusted book value	$ 2,142,093	$ 1,868,994			$ 3,961,087		
Goodwill and other intangible assets	(147,610) [6]	-			(147,610)		
Adjusted tangible book value	$ 1,994,483	$ 1,868,994			$ 3,813,477		
Diluted tangible book value per share [8]	**$ 22.14**	**$ 32.81**			**$ 24.04**	**1.2037x**	**$ 28.93**

Note: Excludes impact of purchase accounting adjustments except negative goodwill and $50 million termination fee charged against equity

Endnotes on page 5 of presentation

3

VALIDUS

Pro forma BVPS for IPCR – Max Transaction

($ in 000s, actual shares)	IPCR	MXGL	MXGL Share Translation @ 0.6429x	Termination Fee	Pro Forma
Shares Outstanding					
Shares	55,943,297 [9]	55,805,790 [13]	35,877,542		91,820,839
Warrants	-	4,735,125 [14]	3,044,212		3,044,212
Stock options	526,000 [10]	1,843,263 [15]	1,185,034		1,711,034
Unvested restricted shares	493,415 [10]	2,468,826 [15]	1,587,208		2,080,623
Diluted shares outstanding [2]	56,962,712	64,853,004	41,693,996		98,656,708
Book Value per Share					
Total shareholders' equity	$ 1,850,947 [11]	$ 1,280,331 [16]			$ 3,131,278
Book value per share [3]	**$ 33.09**	**$ 22.94**			**$ 34.10**
Diluted Book Value per Share					
Total shareholders' equity	$ 1,850,947 [11]	$ 1,280,331 [16]			$ 3,131,278
Proceeds from exercise of					
Warrants [4]	-	72,589			72,589
Stock options [4]	18,047	40,994			59,041
Adjusted book value	1,868,994	1,393,915			3,262,909
Diluted book value per share [5]	**$ 32.81**	**$ 21.49**			**$ 33.07**
Tangible Book Value per Share					
Total shareholders' equity	$ 1,850,947 [11]	$ 1,280,331 [16]			$ 3,131,278
Goodwill and other intangible assets	-	(40,488) [17]			(40,488)
Total tangible shareholders' equity	1,850,947	1,239,843			3,090,790
Tangible book value per share [7]	**$ 33.09**	**$ 22.22**			**$ 33.66**
Diluted Tangible Book Value per Share					
Adjusted book value	$ 1,868,994	$ 1,393,915			$ 3,262,909
Goodwill and other intangible assets	-	(40,488) [17]			(40,488)
Adjusted tangible book value	1,868,994	1,353,427			3,222,421
Diluted tangible book value per share [8]	**$ 32.81**	**$ 20.87**			**$ 32.66**

Note: Excludes impact of purchase accounting adjustments except negative goodwill
Endnotes on page 5 of presentation

4

VALIDUS

Endnotes Note: Excludes impact of purchase accounting adjustments except negative goodwill, and in the case of the Validus transaction, charging $50 million termination fee against equity 1) Page 6 of the Validus Investor Financial Supplement as of 12/31/2008 filed February 12, 2009 2) Gross amount of all warrants, options, restricted shares, RSUs, restricted common shares and performance share units outstanding as of the 12/31/2008 balance sheet date 3) Shareholders’ equity divided by common shares outstanding 4) Using the “as-if-converted” method, assuming all proceeds received upon exercise of warrants and stock options will be retained by the Company and the resulting common shares from exercise remain outstanding 5) Adjusted book value divided by diluted shares outstanding as of the 12/31/2008 balance sheet date 6) Validus Consolidated Balance Sheet per Page F-1 of the Validus 2008 Form 10-K filed 2/27/2009 7) Tangible shareholders’ equity divided by common shares outstanding as of the 12/31/2008 balance sheet date 8) Adjusted tangible book value divided by diluted shares outstanding as of the 12/31/2008 balance sheet date 9) Common shares outstanding as of 2/23/2009 per the front cover of the IPC Form 10—K filed 2/27/2009 10) Note 7 in the IPC 2008 Form 10-K filed 2/27/2009 Notes to the Consolidated Financial Statements 11) Per the IPC Consolidated Balance Sheet included in the IPC 2008 Form 10-K filed 2/27/2009 12) $50 million termination fee payable to Max 13) Common shares outstanding as of 12/31/08 per the MXGL Consolidated Balance Sheet contained within the Max 2008 Form 10-K filed 2/19/2009 14) Note 12 in the Max 2008 Form 10-K filed 2/19/2009 Notes to the Consolidated Financial Statements 15) Note 13 in the Max 2008 Form 10-K filed 2/19/2009 Notes to the Consolidated Financial Statements 16) Per the MXGL Consolidated Balance Sheet included in the 2008 Form 10-K filed 2/19/2009 17) Note 5 in the Max 2008 Form 10-K filed 2/19/2009 Notes to the Consolidated Financial Statements 5